EXHIBIT 99.0

WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Twelve Months Ended December 31, 2000
(Unaudited)
(Dollars in Thousands)

Fixed Charges
Interest Expense	$ 45,949
Amortization of Debt Premium, Discount and Expense	379
Interest Component of Rentals	12
Total Fixed Charges	$ 46,340
Earnings
Net Income	$ 94,226
Add:	58,141
Income Taxes Applicable to Utility Operating Income	(100)
Income Taxes Applicable to Non-Utility Operating Income	(2,929)
Income Taxes Applicable to Other Income (Expenses)--Net	. 46,340
Total Earnings	$ 195,678
Ratio of Earnings to Fixed Charges	. 4.2